BD 5/2*



SECI 07006197 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Securities & Insurance LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sheasley 206.302.6870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co. Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E200, Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN Sheasley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Securities & Insurance LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– None –


KRISTIN N COOLEY
COMMISSION EXPIRES
NOTARY
PUBLIC
07-02-10
STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC Mail Processing
RECEIVED
APR 16 2007
WASH, D.C.
186
SECTION

Financial Statements

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2006 and 2005

and

Independent Auditor's Report

HellamVaron
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Member of Moss Adams Financial Services LLC

We have audited the accompanying statements of financial condition of Moss Adams Securities & Insurance LLC (a wholly-owned subsidiary of Moss Adams Financial Services LLC) as of December 31, 2006 and 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 16, 2007

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS SECURITIES & INSURANCE LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 218,715	$ 59,706
Commissions receivable	14,663	721
Prepaid expenses	6,134	-
	$ 239,512	$ 60,427
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 4,115	$ 5,264
Accrued liabilities	155,181	18,371
	159,296	23,635
Member's equity	80,216	36,792
	$ 239,512	$ 60,427

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS SECURITIES & INSURANCE LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Securities & Insurance LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of insurance products and securities.

Moss Adams Securities & Insurance LLC has changed its name from FSG Securities, LLC in 2006. Moss Adams Financial Services LLC has changed its name from FSG Holdings in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit. Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $152,906 and $18,371 to the Owner at December 31, 2006 and 2005, respectively. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

END